UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Lorillard, Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	001-34097	13-1911176
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

714 Green Valley Road Greensboro, North Carolina	27408-7018
(Address of principal executive offices)	(Zip code)

David H. Taylor

Executive Vice President, Finance

and Planning, and Chief Financial Officer

(336) 335-7000

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report

Lorillard, Inc. (“Lorillard” or the “Company”) is the parent of LOEC, Inc., doing business as blu eCigs (“LOEC” or “blu”), which sells electronic cigarettes. This Form SD is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013. A copy of the Conflict Minerals Report is attached as Exhibit 1.02 to this Form SD and is also publicly available on our website at http://www.lorillard.com/responsibility/supply-chains-compliance/.

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.02	Lorillard, Inc. Conflict Minerals Report for 2013, dated June 2, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LORILLARD, INC.
(Registrant)

	By:	/s/ David H. Taylor
David H. Taylor
Executive Vice President, Finance and Planning and Chief Financial Officer

Dated: June 2, 2014